UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A/A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name:     Staar Investment Trust
Address of Principal Business Office:

120 E. 23rd Street
5th Floor
New York, NY 10010
Name and address of agent for service of process:

The Company Corporation
251 Little Falls Drive
Wilmington, DE 19808

Copies to:

Jana Cresswell, Esq.	Brett C. Boshco
Stradley Ronon Stevens & Young, LLP	Barrel Park Investments, LLC
2005 Market Street	120 E. 23rd Street
Suite 2600	5th Floor
Philadelphia, Pennsylvania 19103	New York, NY 10010

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [  ]

* In connection with a reorganization changing domicile from Pennsylvania to Delaware, the registrant, Staar Investment Trust, a Delaware statutory trust, will file with the U.S. Securities and Exchange Commission an amendment to the registration statement of Staar Investment Trust, a Pennsylvania business trust, under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, amending and adopting such registration statement as the registrant's own pursuant to Rule 414 under the Securities Act of 1933, as amended.

SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of New York and state of New York on the 9th day of February 2018.

Staar Investment Trust

By:	/s/ Brett C. Boshco
Name:	Brett C. Boshco
Title:	Trustee

Attest:	/s/ Cody A. Audette
Name:	Cody A. Audette
Title:	Chief Operating Officer